

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Timothy M. Archer
Chief Executive Officer
Lam Research Corporation
4650 Cushing Parkway
Fremont, CA 94538

> **Re: Lam Research Corporation**
> **Annual Report on Form 10-K**
> **Filed August 18, 2020**
> **File No. 000-12933**

Dear Mr. Archer:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Technology